UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-41038

CUSIP Number 86260J 102

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For Transition Period Ended: ________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Stran & Company, Inc.
Full Name of Registrant

Former Name if Applicable

2 Heritage Drive, Suite 600
Address of Principal Executive Office (Street and Number)

Quincy, MA 02171
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) of Stran & Company, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense for the reasons set forth below:

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2024, on May 3, 2024, the Commission issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the “Order”), reporting that it had settled administrative and cease-and-desist proceedings against the Company’s prior auditor, BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the Commission as an accountant.

As a result of the Order, BF Borgers is not currently permitted to appear or practice before the Commission for the reasons described in the Order.

In addition, as a result of the Order, the Company’s financial statements as of and for the years ending December 31, 2023 and December 31, 2022, which were audited by BF Borgers, and the Company’s interim financial statements as of and for the periods ending March 31, 2023, June 30, 2023 and September 30, 2023, which were reviewed by BF Borgers, may no longer be included in or incorporated into the Company’s filings with the Commission, including without limitation the Form 10-Q.

Effective May 13, 2024, the Audit Committee of the board of directors of the Company dismissed BF Borgers as the Company’s auditor.

BF Borgers’ audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through May 13, 2024, there were no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between the Company and BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BF Borgers’ satisfaction, would have caused BF Borgers to make reference to such disagreements in its audit reports.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through May 13, 2024, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2024, on June 15, 2024, the Company engaged Marcum LLP as the Company’s new independent registered public accounting firm with the prior approval of the Audit Committee of the board of directors of the Company. During the fiscal years ended December 31, 2022 and December 31, 2023 and subsequently during 2024 and through June 15, 2024, neither the Company (nor anyone on its behalf) consulted with Marcum LLP regarding any of the matters described in paragraph (a)(2)(i) or paragraph (a)(2)(ii) of Item 304 of Regulation S-K.

As a result of the events described above, the Company requires additional time to assess the impact of BF Borgers’ and Mr. Borgers’ conduct as described in the Order on the Company’s financial statements for prior fiscal periods.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Shape	(800)	833-3309
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

The Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, following the Order, the Company dismissed BF Borgers as its auditor on May 13, 2024 and engaged Marcum LLP as its auditor on June 15, 2024. On August 12, 2024, the Company issued a press release announcing selected preliminary financial results as of and for the six months ended June 30, 2024 and furnished such press release as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on August 12, 2024. The selected preliminary financial results included in the press release consisted of revenue, gross profit margin, and cash, cash equivalents and investments as of and for the six months ended June 30, 2024, and such press release compared such results to comparative figures as of and for the six months ended June 30, 2023 and as of December 31, 2023. The selected preliminary financial results included in the press release were based upon information available to management as of the date thereof. The Company’s actual results may differ from these results due to final adjustments and developments that may arise or information that may become available between now and the time the Company’s financial results as of and for the three and six months ended June 30, 2024 are finalized and included in the Form 10-Q, including: The completion by the Company of its assessment of the impact of BF Borgers’ and Mr. Borgers’ conduct as described in the Order on the Company’s financial statements for prior fiscal periods; the completion by the Company’s current auditor of the audit or review of the Company’s annual and quarterly financial statements for periods that were previously audited or reviewed by BF Borgers and that must be included in or incorporated into the Company’s filings with the Commission, including, with respect to the Form 10-Q, its financial statements as of and for the three and six months ended June 30, 2023 and as of December 31, 2023; and the completion by the Company’s current auditor of its review of the Company’s financial statements as of and for the three and six months ended June 30, 2024. These preliminary results, and the comparative figures as of and for the six months ended June 30, 2023 and as of December 31, 2023, may be subject to adjustment for the reasons described above.

Therefore, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the three and six months ended June 30, 2024 as compared to June 30, 2023.

Forward-Looking Statements

This Form 12b-25 and the statements contained herein include “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, these statements can be identified because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of date on which they are made and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other filings with the Commission. All subsequent written and oral forward-looking statements concerning the Company or other matters, and attributable to the Company or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements, except as required by law.

Stran & Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2024	By:	/s/ Andrew Shape
Andrew Shape President and Chief Executive Officer

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